SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

GCA III ACQUISITION CORP.
(Name of Issuer)

COMMON STOCK , PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

NONE
(CUSIP Number)

Michael M. Membrado
M.M. Membrado, PLLC
115 East 57th Street, Suite 1006
New York, NY 10022
(646) 486-9772
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 26, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Michael M. Membrado

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	___________________________________________________________
	(b)	___________________________________________________________

3.	SEC Use Only ___________________________________________________________

4.	Source of Funds (See Instructions) (See item 3) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ___________

6.	Citizenship or Place of Organization U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 2,500,000

	8.	Shared Voting Power ___________________________________________________________

	9.	Sole Dispositive Power 2,500,000

	10.	Shared Dispositive Power _______________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ________________

13.	Percent of Class Represented by Amount in Row (11) 50%

14.	Type of Reporting Person (See Instructions) IN __________________________________________________________________________________________________

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of GCA III Acquisition Corp., whose principal executive offices are located at 115 East 57th Street, New York, NY 10022 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

(a) The name of the reporting person is Michael M. Membrado (the "Reporting Person").

(b) The business address of the Reporting Person is 115 East 57th Street, New York, NY 10022.

(c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is attorney, M.M. Membrado, PLLC 115 East 57th Street, New York, NY 10022.

(d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

(e) The Reporting Person has not been a party to any civil proceedings during the last five years.

(f) The Reporting Person is a citizen of the U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person purchased the 2,500,000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $250.00. The source of funding for this purchase was personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

None.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person beneficially owns an aggregate of 2,500,000 shares of Common Stock, representing 50% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-SB filed October 27, 2006.)

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 2,500,000 shares of Common Stock owned by the Reporting Person.

(c) The 2,500,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer on August 14, 2006.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,500,000 shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 26, 2006

/s/ Michael M. Membrado
Name: Michael M. Membrado